Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HHITT, Inc.
1225 4th Street
San Francisco, CA 94158
www.hitcheck.com

Up to $1,069,999.51 in Common Stock at $0.53
Minimum Target Amount: $9,999.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HHITT, Inc.
Address: 1225 4th Street , San Francisco, CA 94158
State of Incorporation: DE
Date Incorporated: July 18, 2016

Terms:

Equity

Offering Minimum: $9,999.51 | 18,867 shares of Common Stock
Offering Maximum: $1,069,999.51 | 2,018,867 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.53
Minimum Investment Amount (per investor): $249.10

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based

Friends & Family Bonus

Invest in the first 5 days, receive 20% bonus shares

Super-Early Bird Bonus

Invest in the next 5 days, receive 15% bonus shares

Early Bird Bonus

Invest in the first month, receive 10% bonus shares

<u>Amount Based</u>

$500 Tier

Invest $500 and receive 1 year HitCheck subscription for 1 large team (value $159.99)

$1,000 Tier

Invest $1,000 and receive 1 year HitCheck subscription for 2 large teams (value $319.98)

$2,500 Tier

Invest $2,500 and receive 1 year HitCheck subscription 5 large teams (value $499.95)

$5,000 Tier

Invest $5,000 and receive 1 year HitCheck subscription for 1 organization/school with unlimited teams up to 1,500 users (value $3,000)

[Large team = up to 40 users]

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

HHITT, Inc. (d/b/a HitCheck) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.53 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $53. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

HHITT, Inc. (d/b/a HitCheck) is a health information sports technology company that designed and developed a patented cognitive assessment aid that tracks individuals' unique brain performance over time. As an FDA 510(k) Exempt Type II Medical Device, the HitCheck assessment application includes interactive game-inspired tests that can be administered from a smartphone. Designed for everyday use, the HitCheck application (iOS & Android) makes it quick and easy to collect comprehensive, objective, and user-specific data that can be shared with medical professionals, athletic trainers, and health care providers. HitCheck's business model is a reoccurring SaaS Subscription Service priced per user per year for sports organization, education (K-12 & College), and active individuals.

Corporate History

HHITT, Inc. was initially organized as a California corporation on August 14, 2015 and merged with and into HHITT, Inc., a Delaware corporation on July 18, 2016.

Intellectual Property

The Company was granted a patent and multiple trademarks, with a utility patent (#11154227) titled, "Portable Neurocognitive Assessment and Evaluation System" issued from the USPTO on October 26, 2021. In addition, HHITT, Inc has trademarks, "HHITT" (#5079092) issued from the USPTO on November 8, 2016 and "HitCheck" (#5381847) issued from the USPTO on January 16, 2018.

Competitors and Industry

HitCheck operates in the sports technology industry where the $17.9 billion industry is expected to grow worldwide at a CAGR of 17.5% from 2021 to 2026. (Source: Research and Markets)

As part of the health information technology industry, HitCheck is marketed to sports organizations, active individuals, and the US Department of Defense. The market includes: ImPACT (a 30-minute PC-based test administered in a computer lab or clinicians' office and an iPad-only assessment) and other solutions including EYE-SYNC (requires separate, expensive hardware; for clinician use only); SWAY (balance and cognitive assessment for iOS and Android); King-Devick (tablet-only version of paper assessments); and SCAT2/SCAT5 (manual paper/pencil tests or digitized versions). Based on the company's assessment, HitCheck is the first-to-market smartphone cognitive assessment aid that offers immediate results for sharing with medical professionals, athletic trainers, and health care providers.

Current Stage and Roadmap

Current Stage

HitCheck, founded in 2016 and launched in 2018, continues to add enhancements to its application technology that are revenue-producing. HitCheck's military app was developed in partnership with the US Army in 2018 and the US Air Force in 2019 and 2021 with continued research and development.

Future Roadmap

The Company's future plans include:

• Additional research and development with US Army and US Air Force in 2022/23

• Future enhancements for research and development: speech analysis (in trials), eye tracking, telehealth, and facial recognition

• NFL Alumni Association partnership expanding into 32 US markets for youth, high school, and collegiate teams

• Target marketing to NCAA Division I, II, and III colleges/universities to assist in recent mandatory concussion protocol compliance

• Growing market share of youth, high school, college, and professional sports organizations

• Applications for additional DoD SBIR funding opportunities for research and product development in 2022

• FDA 510(k) Clearance submission in 2022/23

• Research & Development of early-detection dementia assessment utilizing HitCheck's current cognitive testing technology enhanced with AI and advanced technologies

The Team

Officers and Directors

Name: Mike Piha

Mike Piha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO & Board Member

Dates of Service: June 18, 2016 - Present
Responsibilities: Leadership, Company Strategic Direction, Fundraising. Salary - $5K per month. Equity - 4,000,000 shares on a fully diluted basis.

Name: Jake Benford, MD

Jake Benford, MD's current primary role is with CEP America LLC - Vituity (Mercy Emergency). Jake Benford, MD currently services 6-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CMO & Board Member
  Dates of Service: June 18, 2016 - Present
  Responsibilities: Product Development, FDA support, Medical Research. Salary - $0. Equity - 3,500,000 shares.

Other business experience in the past three years:

- **Employer:** CEP America LLC - Vituity (Mercy Emergency)
  Title: Emergency Medicine
  Dates of Service: September 01, 1999 - Present
  Responsibilities: MD for Emergency Medicine

Other business experience in the past three years:

- **Employer:** Board of Directors, Regional Medical Center San Jose
  Title: Board Member
  Dates of Service: January 01, 2018 - October 01, 2019
  Responsibilities: Responsibilities related to being on the Board.

Other business experience in the past three years:

- **Employer:** Dignity Concussion Network
  Title: Provider
  Dates of Service: August 01, 2017 - October 01, 2019
  Responsibilities: Being a provider.

Other business experience in the past three years:

- **Employer:** UC Santa Cruz
  Title: Team Physician
  Dates of Service: September 01, 2012 - October 01, 2019
  Responsibilities: Being a physician.

Name: Robert Simpson

Robert Simpson's current primary role is with Retired. Robert Simpson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member & Business Advisor
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Serves on Board of Directors. Salary- $0, Equity - 40,000 shares.

Name: Nishit Rathod

Nishit Rathod's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Manage and lead the technology research, development, design, UX, testing, and evaluation. Hourly Fee: $2,500 - $10K per month. Equity - 500,000 shares on a fully diluted basis.

Other business experience in the past three years:

- **Employer:** Triump
  Title: Founder
  Dates of Service: March 24, 2016 - Present
  Responsibilities: Board role.

Other business experience in the past three years:

- **Employer:** Avenue Homes
  Title: CTO
  Dates of Service: January 05, 2017 - March 02, 2020
  Responsibilities: Lead technology development team.

Name: Robert Lerner

Robert Lerner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer

Dates of Service: June 04, 2018 - Present
Responsibilities: Manage and lead financial operations. Equity - 250K shares, and 155K Convertible Notes.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered

with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our HitCheck App. Delays or cost overruns in the development of our HitCheck App and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market

interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
HHITT, Inc. was formed on July 18, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HHITT, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that HitCheck App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
While ability to sell product is not currently dependent on relevant government laws and regulations, our plans develop and market and further develop our products may make them subject to such government regulation. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on HHITT, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on HHITT, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Piha	4,000,000	Common Stock	27.52%
Jake Benford	3,500,000	Common Stock	24.08%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,018,867 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 15,302,401 outstanding.

Voting Rights

1 vote per share.

Material Rights

The amount of security authorized is 35,000,000 with a total of 15,302,401 outstanding, exclusive of the shares of common stock issuable upon conversion of the Convertible Notes and SAFE's.

The total amount outstanding includes: 2,710,000 shares to be issued pursuant to issued and outstanding options; 3,195,435 shares to be issued pursuant to stock options, reserved but unissued; and 305,602 warrants.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the

Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $2,423,838.35
Maturity Date: December 31, 2022
Interest Rate: 3.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Notes.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $400,000.00
Maturity Date: December 30, 2021
Interest Rate: 15.0%
Discount Rate: 15.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,423,838.35
  Use of proceeds: R&D, product design & development, customer aquisition
  Date: November 04, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $400,000.00

Use of proceeds: R&D, Sales & Marketing, Customer Aquisition, FDA Research
Date: June 04, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,940.00
  Number of Securities Sold: 8,629,185
  Use of proceeds: R&D, Start-up cost, product design & build
  Date: November 04, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for the fiscal year 2020 was $19,682 compared to $80,718 for fiscal year 2021. The reason for this increase was driven by the fact that all sports-related activities (our primary market) were returning to activity from COVID-19 pandemic that swept through the US.

Cost of Sales

Cost of sales was zero in 2020 and 2021 as all costs incurred in building our subscription-based software services occurred in prior years.

Expenses

The Company's expenses consist of, among other things, general and administrative expenses, research and development, and sales and marketing. Total operating expenses in 2021 decreased by $254,488 from 2020. This decrease was primarily in the area of compensation and marketing.

Historical results and cash flows:

Historical results and cash flow do not represent what we expect in the future. With the Crowdfunding raise, other private investors, revenue increase, and the DoD SBIR selected funding for $1,250,000 in 2022, cash flows will be drastically improved.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

DoD SBIR Award – Selected on April 5, 2022 for $1,250,000

Cash on hand as of today: $54,200

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are important to our financial resources. The Company expects that capital resources will continue to come from private investors, SBIR (DoD Government Grants), revenue, and founders' loans, investments, and contributions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds will benefit the viability of the company, as now projected 50% of total funds will be made up from the crowdfunding campaign

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, we anticipate the company will be able to operate 2-3 years based on securing private investors, SBIR grants and founder contributions.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 - 5+ years. This is based on a DoD SBIR Award for $1,250,000, a current monthly burn rate of $12K - $60K for expenses related to salaries, R&D, and sales and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

DoD SBIR Phase II Award Selected for $1,250,000 to be paid out over 18 months.

Indebtedness

- **Creditor:** Wilson Sonsini Law Firm
  Amount Owed: $62,000.00
  Interest Rate: 0.0%

- **Creditor:** Investors - Convertible Notes
  Amount Owed: $2,423,838.35
  Interest Rate: 3.0%
  Maturity Date: December 31, 2022

- **Creditor:** Investors - SAFEs
  Amount Owed: $400,000.00
  Interest Rate: 15.0%
  Maturity Date: December 30, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,252,466.33

Valuation Details:

Our company based its pre-money valuation based on an analysis of multiple factors. One of our factors was an internal review of similar companies that service youth, high school and college athletes and have raised seed and series A rounds. TeamSnap who offers technology through a mobile app and web app to enhance sports team registration and roster management was founded in 2009, in 2017 the company had a valuation of $100M - $150M (https://app.dealroom.co/companies/teamsnap), in Field Code Changed 2021 a private equity firm acquired a majority stake in TeamSnap. LeagueApps is a sports league management and registration software who provides a platform for local sports organizers to manage everything from running a league to hosting a tournament. The company was founded in 2011 and had a Pre-Money valuation of $15.17M in 2015.

Another factor is the Total Available Market of $17.9B in the sports technology market where our specific target are athletes from youth, high school, college, and professional sports, including U.S. military warfighters, veterans, and seniors. Our company's proprietary technology includes the company's operating system, multiple market applications, app-based user interface, cloud database (collecting cognitive data) designed for commercial and military users. We believe that the primary driver of the current fair valuation includes significant intangible assets such as our Intellectual Property (IP) consisting of our US Patent design approved as a “Portable Neurocognitive Assessment and Evaluation System” representing a significant competitive advantage or approximately 50%-70% of our valuation.

We also factored our current data set of over 200K subscribers and future opportunities for new subscribers, a proven successful product-market fit in sports (demonstrated by our subscriptions), the US Military (demonstrated by Army and Air Force contracts), our clinical research, FDA Registration of a Class II Medical Device, and key partnerships such as the NFL Alumni. We also negotiated with professional investors to arrive at our valuation as they reviewed the factors listed above and VC investment experience to invest in our SAFE round at a Pre-Money $12M valuation cap.

Considering the factors discussed above, management has estimated a pre-money valuation cap of $12 Million, calculated based on our fully diluted share capitalization.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation takes into account any convertible securities currently outstanding. The Company currently has a principal amount and accrued interest of $2,423,838.35 in Convertible Securities outstanding. All outstanding convertible securities will be converted into common stock in connection with the initial closing of this offering. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.51 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  20.0%

Cash flow for operations.

- *Company Employment*
  25.0%
  Hire key positions for company growth.

- *Marketing*
  30.0%
  Branding, Social Media, and PR.

- *Research & Development*
  20.0%
  Research and Development for FDA and product expansion.

- *Operations*
  1.5%
  Customer experience support.

If we raise the over allotment amount of $1,069,999.51, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  22.0%
  Branding, Social Media, and PR.

- *Research & Development*
  25.0%
  Product development, expansion, evaluation, and testing.

- *Company Employment*
  23.0%
  Leadership positions, Sales & Marketing, Operations, and Customer Support.

- *Operations*
  5.5%
  Customer experience support.

- *Working Capital*
  20.0%
  Cash flow for operations.

- *Inventory*
  1.0%
  Inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hitcheck.com (www.hitcheck.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hitcheck

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HHITT, Inc.

[See attached]

HHITT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
HHITT, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of HHITT, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2022
Los Angeles, California

HHITT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	36,395	$	36,971
Acccount receivables, net		-		3,750
Total current assets		**36,395**		**40,721**
Property and equipment, net		735		1,103
Total assets	**$**	**37,130**	**$**	**41,824**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	86,158	$	69,346
Total current liabilities		**86,158**		**69,346**
Promissory Notes and Loans		29,700		32,700
Convertible Note		1,811,072		1,756,072
Accrued Interest on Convertible Notes		231,497		158,046
Simple Agreement for Future Equity (SAFEs)		400,000		300,000
Total liabilities		**2,558,427**		**2,316,164**
STOCKHOLDERS EQUITY				
Common Stock		8,629		8,629
Additional Paid In Capital		23,077		19,219
Retained earnings/(Accumulated Deficit)		(2,553,002)		(2,302,188)
Total stockholders' equity		**(2,521,297)**		**(2,274,340)**
Total liabilities and stockholders' equity	**$**	**37,130**	**$**	**41,824**

See accompanying notes to financial statements.

HHITT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 80,718	$ 19,682
Cost of goods sold	-	-
Gross profit	80,718	19,682
Operating expenses		
General and administrative	147,120	245,633
Research and development	63,085	127,456
Sales and marketing	44,695	38,978
Total operating expenses	254,901	412,067
Operating income/(loss)	(174,182)	(392,385)
Interest expense	54,332	52,682
Other Loss/(Income)	22,300	(1,927)
Income/(Loss) before provision for income taxes	(250,814)	(443,141)
Provision/(Benefit) for income taxes	-	3,161
Net income/(Net Loss)	**$ (250,814)**	**$ (446,301)**

See accompanying notes to financial statements.

HHITT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	8,629,185	**$ 8,629**	**$ 14,079**	**$ (1,855,887)**	**$ (1,833,179)**
Share-Based Compensation			5,140		5,140
Net income/(loss)				**$ (446,301)**	(446,301)
Balance—December 31, 2020	8,629,185	8,629	19,219	(2,302,188)	(2,274,340)
Share-Based Compensation			3,858		3,858
Net income/(loss)				(250,814)	(250,814)
Balance—December 31, 2021	**8,629,185**	**$ 8,629**	**$ 23,076**	**$ (2,553,002)**	**$ (246,957)**

See accompanying notes to financial statements.

HHITT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(250,814)	$	(446,301)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		368		368
Bad debt expense		3,750		
PPP Loan Forgivness		(32,700)		-
Share-based compensation		3,858		5,140
Changes in operating assets and liabilities:				
Account receivables, net		-		20,585
Account payables		16,812		(27,118)
Accrued Interest on Convertible Notes		73,451		52,682
Net cash provided/(used) by operating activities		**(185,277)**		**(394,645)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		29,700		32,700
Borrowing on Convertible Notes		55,000		-
Borrowing on SAFEs		100,000		300,000
Net cash provided/(used) by financing activities		**184,700**		**332,700**
Change in cash		(577)		(61,945)
Cash—beginning of year		36,971		98,916
Cash—end of year	**$**	**36,395**	**$**	**36,971**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	54,332	$	52,682
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

HHITT Inc. was incorporated on June 6, 2016, in the state of Delaware. On July 17, the Company merged with HHITT Inc., a California corporation with and into HITTC Inc. under the name of HHTTT Inc., a corporation organized and existing under the laws of Delaware. The financial statements of HHITT Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

The Company has developed the HitCheck App, which anyone can use on a smartphone to screen signs of a concussion. Through innovative, game-like tests, the HitCheck App measures nine brain functions known to be impacted by concussions and tracks individuals' brain health over time. HitCheck is working to solve a worldwide health crisis surrounding undetected concussions and limited data collection by providing a mobile app to aid in concussion detection.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer & Office Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

HHITT Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale, and recognizes the revenue when the service has been performed and has fulfilled its sole obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its HitCheck app membership subscriptions.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $44,695 and $38,978, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events, or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computer & Office Equipment	$ 1,838	$ 1,838
Property and Equipment, at Cost	**1,838**	**1,838**
Accumulated depreciation	(1,103)	(735)
Property and Equipment, Net	**$ 735**	**$ 1,103**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $368 and $368 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Shares with $0.001 par value. As of December 31, 2021, and December 31, 2020, 8,629,185 shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 5,905,435 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes the contractual life and vesting terms of the options into consideration.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	3,022,518	$ 0.01	-
Granted	1,575,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	4,597,518	$ 0.01	7.54
Exercisable Options at December 31, 2020	4,597,518	$ 0.01	7.54
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	4,597,518	$ 0.01	6.54
Exercisable Options at December 31, 2021	4,597,518	$ 0.01	6.54

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $3,858 and $5,140, respectively.

6. DEBT

Promissory Notes & Loans

During 2020, the Company received a PPP loan. The details of the loan and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 29,700	1.00%	4/18/2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ 327	$ 327		$ 32,700	$ 32,700
PPP loan	$ 29,700	1.00%	1/27/2021	Forgiven in 2022	$ 297	$ 297	$ -	$ 29,700	$ 29,700	$ -	$ -	$ -	$ -	$ -
TOTAL	$ 29,700				$ -	$ -		$ 29,700	$ 29,700				$ 32,700	$ 32,700

In 2022, the company received full forgiveness of the second PPP loan in the full amount.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes I - III	Fiscal Year 2020	$ 12,000,000	85%	$ 300,000	$ 300,000
Safes IV-VI	Fiscal Year 2020	$ 12,000,000	85%	$ 100,000	$ -
Total SAFE(s)				**$ 400,000**	**$ 300,000**

If there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the investor either: (1) a number of shares of standard Preferred Stock equal to the purchase amount divided by the price per share of the standard Preferred Stock, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Common Stock equal to the purchase amount divided by the SAFE rice, if the pre-money valuation is greater than the valuation cap. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the Investor fails to select the cash option. If there is a dissolution event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the dissolution event. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021: Interest Expense	Accrued Interest	Non-Current Portion	Total Indebtedness	For the Year Ended December 2020: Interest Expense	Accrued Interest	Non-Current Portion	Total Indebtedness
Convertible Notes issued in 2016-2018	$ 1,456,249	3.00%	2016-2018	12/31/2022	38,822	155,289	1,294,072	1,294,072	38,822	116,466	$ 1,294,072	1,294,072
Convertible Notes issued in 2019	$ 300,383	3.00%	2019	12/31/2022	13,860	55,440	462,000	462,000	13,860	41,580	$ 462,000	462,000
Convertible Notes issued in 2021	$ 55,000	3.00%	9/30/2021	9/30/2023	1,650	1,650	55,000	55,000	-	-	$ -	-
Total	**$ 1,756,632**				**$ 54,332**	**$ 210,729**	**$ 1,811,072**	**$ 1,811,072**	**$ 52,682**	**$ 158,046**	**$ 1,756,072**	**$ 1,756,072**

The convertible notes are convertible into preferred shares at a conversion price. The conversion price shall mean a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing or Non-Qualified Financing, as the case may be, and (ii) an amount obtained by dividing (x) $5,000,000 by (y) the Fully Diluted Capitalization of the Company. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(74,843)	$	(115,305)
Valuation Allowance		74,843		115,305
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(296,905)	$	(222,062)
Valuation Allowance		296,905		222,062
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $994,988, and the Company had state net operating loss ("NOL") carryforwards of approximately $994,988. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $174,901, an operating cash flow loss of $130,277, and liquid assets in cash of $36,395, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

HitCheck

Technology to Protect Your Brain


HITCHECK
COGNITIVE ASSESSMENT
Coordination Test
HIT
Closing in 4 days

Website | San Francisco, CA | BUSINESS TO BUSINESS | HEALTH TECH

HitCheck is helping to solve the worldwide health crisis of undetected concussions common among athletes and military personnel. The smartphone app's patented, video game-like technology screens nine cognitive brain functions in just seven minutes. HitCheck produces an immediate brain health assessment – anytime, anywhere – providing medical professionals, athletic trainers, and active individuals a tool to assist in quickly identifying signs of concussion.

$68,435 raised

83 Investors	$12.3M Valuation
$0.53 Price per Share	$249.10 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	4 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 6 | Comments | Follow

Reasons to Invest

- The US market consists of 245 million Americans at significant risk of cognitive impairment including 126 million sports team members, 20.6 million military personnel and veterans, and 98 million Americans ages 55 years and older.*
- HitCheck has secured a key partnership with the NFL Alumni Association and proudly serves the US Department of Defense through contracts and grants awarded by the Army and Air Force.
- The HitCheck app is patented (US Patent #11154227 B2) and is an FDA-registered Class II Medical Device.

***Market statistics provided by Statista and Sports Market Analytics (source / source / source / source)

Revolutionizing the way head injuries are detected

Aimed at helping athletes, military personnel and active individuals, HitCheck meets the needs of a massive, yet underserved market. The app enables users to collect comprehensive and objective data on their lifelong brain health, which can then be shared with medical professionals, athletic trainers, and health care providers.


IMMEDIATE
On-location assessments in just 7 minutes.
BRAIN HEALTH ASSESSMENTS
Easy-to-read results inform return-to-play decisions.
IN THE PALM OF YOUR HAND
Manage entire teams and leagues from an easy to use dashboard.
HIT


"I'm a huge supporter of HitCheck. Use the app to get a cognitive assessment... it's as easy as that."
Davante Adams
Six-time NFL Pro Bowler
WR | Green Bay Packers

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Rewards

Get rewarded for investing more into HitCheck:

$249+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
$500 Tier
Invest $500 and receive 1 year HitCheck subscription for 1 large team (value $159.99)

$1,000+
Investment
$1,000 Tier
Invest $1,000 and receive 1 year HitCheck subscription for 2 large teams (value $319.98)

$2,500+
Investment
$2,500 Tier
Invest $2,500 and receive 1 year HitCheck subscription 5 large teams (value $499.95)

$5,000+
Investment
$5,000 Tier
Invest $5,000 and receive 1 year HitCheck subscription for 1 organization/school with unlimited teams up to 1,500 users (value $3,000)

THE PROBLEM

Undetected concussions are a public health crisis

3.8 million sports related concussions occur annually, with many more going undetected. 69% of athletes report having returned to play while experiencing concussion symptoms, and 50% of US Veterans experienced at least one head injury during service. TBIs (traumatic brain injuries) have been identified as one of the signature injuries of troops wounded in Afghanistan and Iraq, with over 430,000 active-duty military TBIs since 2000. In addition to their emotional burden, the economic burden of TBIs in the US is estimated to be approximately $76.5 billion.



3.8M

Sports-related concussions annually



69%

Of athletes report playing with concussion symptoms



430K

Active-duty TBIs reported since 2000



50%

Of U.S. Veterans experienced at least 1 head injury during their service

Most athletic and military organizations are underserved by using complicated testing methods for head injuries, as they fail to collect valuable data to make critical health decisions. Additionally, most existing assessment tools and practices are either dated and unreliable or extremely costly and require patients to visit a lab or medical clinic.

CURRENT ASSESSMENT TOOLS AND PRACTICES FALL SHORT



UNRELIABLE

Many programs still depend on dated, subjective assessments



LACK CRITICAL DATA

All fail to guide treatment and recovery specific to the needs of the individual



NON-MOBILE

Many require visiting a medical clinic or controlled lab environment



TOO EXPENSIVE

Recent technological developments have been thus far cost-prohibitive

THE SOLUTION

Immediate Brain Health Assessments - Anytime, Anywhere

Our patented video game-like cognitive tests track users' unique brain performance over time, resulting in comprehensive, user-specific data that can be shared with medical professionals, athletic trainers, and health care providers. HitCheck is an FDA 510(k) Exempt Class II Medical Device that can be administered from a smartphone through fun and interactive "brain games" that can be completed in 7 minutes. Designed to help large organizations prioritize brain health, HitCheck's easy-to-use dashboard enables teams, schools, leagues and military units to manage the entirety of their players and personnel from one convenient app.

HOW IT WORKS


Team Dashboard
Smithfield Tigers
Some athletes have not taken a baseline.
Team size: 27/40
ALL
MEMBERS
STAFF
Luke Wilson
Baseline recorded 6/08/17
Shea Maguire
Baseline test needed
Jackson West
Baseline recorded 6/04/17
Keely Brown
Baseline recorded 5/28/17
Ken Carter
Benched, recovery test needed

ONBOARD

Manage teams, leagues, schools or military units from the easy-to-use dashboard


SHORT TERM MEMORY
BALANCE
REACTION TIME
BALANCE
PATTERN RECOGNITION
PROBLEM SOLVING
COLOR RECOGNITION
IMPULSE CONTROL
LONG TERM MEMORY

BASELINE

Nine video game-like tests establish your cognitive baseline


Coordination Test
9

TEST

Retake the nine tests at any time to assess your cognitive status


Test Results
Expand Results
Short Memory 100% 100%
Balance 90% 60%
Reaction Time .33 sec .93 sec
Coordination 19.5 sec 18.2 sec
Pattern Recog. 90% 90%
Problem Solv. 80% 80%
Color Recog. 100% 100%
Impulse Cntrl. 9/10 9/10
Long Memory 80% 40%

COMPARE

Immediate, on-site results highlight any changes in neurological functions


Composite Results
Expand Results
Short Memory 100% 100% 100%
Balance 90% 60% 90%
Reaction Time .33 sec .93 sec .62 sec
Coordination 19.5 sec 18.2 sec 18.4 sec
Pattern Recog. 90% 90% 90%
Problem Solv. 80% 80% 80%
Color Recog. 100% 100% 100%
Impulse Cntrl. 9/10 9/10 9/10
Long Memory 80% 40% 60%

TRACK

Recovery tests optimize care, and inform return-to-action decisions

We offer affordable annual subscription plans with various pricing options suitable to organizations of all sizes – averaging about $3.50 annually per subscriber. With strong customer satisfaction and high annual renewal rates, HitCheck delivers a practical solution to the problem of undetected concussions, all for the price of a school lunch.

THE MARKET

HitCheck serves a huge market eager for an affordable and accessible solution

Our potential US market consists of 245 million Americans at significant risk of cognitive impairment. This includes 126 million sports team members, 20.6 million military personnel and veterans, and 98 million senior citizens. The global sports technology market is worth $17.9 billion and is expected to reach $40.2 billion by 2026.



$17.9
BILLION
Sports Technology Market
245M
Americans at significant risk of cognitive impairment
126M
Team Sport Athletes
20.6M
Military personnel and veterans
98M
Americans 55 years and older

While most of our competitors offer tests that must be administered in a clinic, HitCheck is one of the first companies to market a smartphone cognitive assessment aid that provides immediate results. Our comprehensive cognitive assessment tool offers a video game-like, immersive experience that our subscribers love!

OUR TRACTION

Proudly serving the US Department of Defense and 5,000+ teams across youth leagues, school districts, colleges and universities nationwide

HitCheck was registered as an FDA Exempt 510(k) Class II Medical Device in 2017, and the app was launched for IOS and Android at the beginning of 2018. In the summer of 2019, we closed $2.3 million in convertible notes, and we reached 200,000 subscribers; by late 2021, we secured both a patent (US Patent #11154227 B2) and a key partnership with the NFL Alumni Association.

The US Army awarded HitCheck a $108,000 development grant and the US Air Force awarded HitCheck two R&D grants for $50,000 each. Our other notable partnerships include Baylor Scott & White Health Care and Hamilton Health System. Not only do we serve the US Department of Defense, but our app is also used by 5,000+ sports teams and schools such as Texas Youth Football & Cheer, Pepperdine University, Play USA Rugby, and University of Portland.

NOTABLE PARTNERS

U.S. ARMY · U.S. AIR FORCE · NFL ALUMNI

BaylorScott&White HEALTH · Hamilton Health Care System

CUSTOMERS

WHY INVEST

HitCheck's revolutionary technology is changing the game for good!

We believe that HitCheck will become the leading cognitive assessment test on the market, serving athletes, first responders, members of the construction and industrial workforces, veterans and military personnel, among others. We are also currently conducting additional R&D for the US military, pilot-testing a speech analysis add-on and developing a version of the app for the early detection of dementia.



TECHNOLOGY TO PROTECT YOUR BRAIN HEALTH
RESEARCH BACKED
CLINICALLY VALIDATED
FDA REGISTERED

With 245 million Americans at significant risk of cognitive impairment, there is finally a simple solution that allows for early detection and proper treatment!
HitCheck has the potential to help millions of people prevent and delay the effects of degenerative brain diseases, by making it easy to screen for signs of concussion/TBI, and possibly dementia, in minutes. As our subscriber base continues to grow, we couldn't be more excited for what the future holds. We hope you will join us in leading the way toward better brain health for all!

HITCHECK
MOBILE COGNITIVE ASSESSMENT



JUL 2016

HHITT, Inc.

HHITT incorporated as a Delaware C Corp

JAN 2017

FDA-Registered

Exempt 510(k) Class II Medical Device

JAN 2018

HitCheck App Launched

HitCheck Cognitive Assessment Aid - iOS & Android

OCT 2018

Reached 100,000 Registered Users

100,000 registered users sign up for HitCheck

OCT 2018

US Army Development Grant

HitCheck receives $107,925 to develop HHITT Military

MAY 2019

US Air Force SBIR Phase I Contract

HitCheck receives $50,000 R&D Grant

JUL 2019

HHITT Raises $2,300,000

HHITT closes $2.3M Convertible Notes

JAN 2020

Reached 200,000 Subscribers

200,000 subscribers signed up for Hitcheck

FEB 2021

US Air Force SBIR Phase I Contract

HHITT receives $50,000 grant for R&D for "Mynder" - dementia assessment app

MAR 2021

FDA Q-Type Pre-Submission

Completed initial submission for HitCheck FDA Clearance

OCT 2021

NFL Alumni Association Partnership

Launched partnership in 32 NFL markets

OCT 2021

HitCheck US Patent #11154227 B2

Portable Neurocognitive Assessment and Evaluation System

In the Press

SHOW MORE

Meet Our Team



Mike Piha

Co-Founder, Chief Executive Officer & Board Member

Drawing on more than 20 years of experience as a successful entrepreneur and business owner in Silicon Valley, Mike is an idea shaper, play caller, and team motivator.

One of Mike's true life passions is coaching youth football. For more than 30 years, he's volunteered his time to coaching and inspiring young athletes, many of which have gone on to play college and professional football.

As co-founder of the NorCal Youth Football league, he has brought the game to more than 7,000 youth and in 2010, Mike was inducted into the American Youth Football Hall of Fame.



Dr. Jake Benford

Co-Founder & Chief Medical Officer

Dr. Jake Benford is our co-founder and the medical mind behind HitCheck. As an ER and sports medicine physician with experience in concussion diagnosis and management, he has treated thousands of patients - both on and off the field.

Jake began his healthcare career in 1988 as an athletic trainer. After working with the NFL's San Francisco 49ers, he knew his true calling was in sports medicine and enrolled in medical school to start the next chapter of his career. In his two decades as an MD, Jake has worked with multiple professional, college, and high school athletic programs including the San Francisco 49ers, the NBA Development-League Santa Cruz Warriors, UCSC, and Cabrillo College.

Dr. Benford's primary occupation is working at CEP America LLC - Vituity (Mercy Emergency). He works 6-10 hours per week at HitCheck.



Brian Jian, MD, PhD

Chief Medical Advisor

Dr. Jian is a Board-Certified Neurosurgeon with a history of working in the hospital & health care industry, skilled in Medical Devices, Trauma, Emergency Medicine, and Public Speaking.

Brian serves as a Neurosurgeon at Kaiser Permanente focusing on Cerebrovascular, Skull Base, Complex Spine, and Deformity.

Brian leads the HitCheck data science and FDA efforts. He has a Bachelor of Arts (BA), Bachelor of Science (BS), Neuroscience and History and Philosophy of Science (HPS), Doctor of Medicine (MD), and Doctor of Philosophy (PhD), Neurosciences from the University of Pittsburgh and University of Pittsburgh School of Medicine Medical School with a residency at University of California San Francisco Neurosurgery.



Dayne DuVall

Senior Advisor

Dayne is our Senior Medical/Business Advisor managing the research efforts for the company and leading the grant-writing team.

Dayne is the Dementia Education Coordinator at NSU Florida, Dr. Kiran C. Patel College of Osteopathic Medicine, where he conducts research on concussion and dementia and serves as an adjunct lecturer. Dayne has a BA in Business Administration from Liberty University.



Nishit Rathod

Chief Technology Officer

Nishit is a 3x entrepreneur having built and sold 3 technology companies - including Co-founder and CTO of both Audiolife & GoodThreads.

Audiolife provided innovative services in the music industry and helped hundreds of thousands of clients including such accomplished artists as Paul McCartney, Rihanna, and Eminem. Audiolife was acquired by Alliance Entertainment in 2012.

GoodThreads provided integrated merchandise solutions for nonprofits and vendors to nonprofit organizations. GoodThreads was acquired by Zazzle in 2014.



Robert Lerner

Chief Financial Officer

Robert is a self-employed Consulting CFO to various companies in the software and related technology industries. He previously served in executive financial roles at public companies including Siebel Systems, Fortinet, Excite@Home (previously @Home Network), Sybase, and Cypress Semiconductor, as well as with private technology companies including AlienVault and Aerohive.

He currently serves on the board of KeyPoint Credit Union, a $1 billion credit union serving Bay Area technology employees, as well as with the Peninsula Chapter of Amigos de las Americas. He is also active in Financial Executives International (FEI). Robert earned his Bachelors's Degree in Accounting from Marshall University and his MBA from Georgia State University.



Jordyn Rortvedt

Customer Experience (Consultant)

Jordyn offered her services to help HitCheck baseline over 200 Colorado hockey players in the winter of 2016 and the rest is history! With over 8 years of experience in the customer service industry and a passion for sports and fitness, Jordyn is the perfect ally for coaches and leagues working to baseline their athletes.

Jordyn is an avid runner - and as a mom of 3, spends much of her time chasing down energetic little ones in Broomfield, Colorado.



Geoff Wilson

Business Advisor

Former Chief Operating Officer, KPMG Asia Pacific; Member of KPMG's Asia Pacific Executive Group; Board Member of the Australian Business Community Network; Board Member of Jawun Indigenous Corporate Partnerships; Board Member of the Sydney Festival; Member of the Great Barrier Reef Foundation Chairman's Panel; Council Member of the Australian School of Business; Council Member of Knox Grammar School; Member Male Champions of Change; Fellow of the Institute of Chartered Accountants; Fellow of Certified Practicing Accountants; and Member of the Australian Institute of Company Directors.

Former CEO of KPMG Australia.



Robert Simpson

Board Member & Business Advisor

Bob serves on the HitCheck Board of Directors. He is a CPA who started his career as an Army medic and then served at Walter Reed Medical Center. Bob has 50 years' experience in the technology, accounting, financial management, hospitality, apparel, and wine industries. He is a hands-on executive who is skilled in developing and implementing financial systems. Bob provides dynamic leadership to support and enhance teamwork as he targets key areas for improvement and cost containment. Bob has a Bachelor of Science in Accounting from California State University, Fresno, CA and is a member of American Institute of Certified Public Accountants (AICPA) and Financial Executive International (FEI).



Jamie Schlueter, MD

Medical Advisor

Jamie currently serves as an Emergency Room Physician at Providence Portland Medical Center, USA Women's Hockey team MD and the University of Portland's Head Athletic Trainer.

Jamie is used to working with athletes. In addition to her hospital job, she's the team doctor for the Portland Thorns and for all University of Portland's men's and women's athletic teams, she also was an athletic trainer for the US Olympic Summer games in Los Angeles and a team MD for the XXII Winter Olympic games in Sochi, Russia.

Jamie is a graduate from Texas Tech University Health Sciences Center School of Medicine, where she received her medical degree.



Junior Bryant

Athletic Advisor

Junior Bryant is a former NFL defensive lineman who played six seasons for the San Francisco 49ers. Bryant was signed by the 49ers as an undrafted free agent. He appeared in 83 total regular season games, all with San Francisco, during his six-year career.



Brent Jones

Athletic Advisor

Brent Jones Played 12 years in the National Football League, including 11 with the San Francisco 49ers, where he played in 4 Pro-Bowls, was a three-time All Pro performer and a three-time Super Bowl Champion. Brent was honored as the NFL's Bart Starr Award recipient in 1988 for outstanding character in the home, on the field and in the community. He has been inducted into the College Football Hall of Fame for both Division I and Division II.

As the Co-Founder and Managing Director of Northgate Capital in March of 2000 - he and his business partner, Tommy Vardell, raised $5B and worked alongside the premiere venture capital firms in Silicon Valley. Brent has been the keynote speaker at some of the valley's most high profile companies, including Cisco, Google and Palo Alto Networks and has led investments in many exciting start-ups over the past 16 years. Some of these include Carbon3D, Palo Alto Networks, Admob, Meraki, Ring Central, Drawbridge, and Blue Danube.



Marques Colston

Athletic Advisor

Marques Colston is a retired NFL wide receiver that played college football at Hofstra University, and was drafted by the New Orleans Saints in the seventh round of the 2006 NFL Draft. He helped the Saints achieve victory in Super Bowl XLIV with seven receptions for 83 yards against the Indianapolis Colts.

He is the Saints' all-time franchise leader in receiving yards, yards from scrimmage, receiving touchdowns, total touchdowns, and total receptions.



Rick Mirer

Athletic Advisor

A former professional football player, Rick Mirer, is now an entrepreneur and philanthropist. While in the NFL, he founded the Mirer Family Foundation to assist children in his hometown and beyond and to provide Notre Dame scholarship funding for scholars in the surrounding area. Rick graduated from Notre Dame with a B.A. in Marketing in 1993. While in the NFL, Rick availed himself of opportunities to learn business skills through the NFL's Business Management & Entrepreneurial Program and attended the NFL Player Development Executive Program at the Kellogg School of Management.

After retiring from football, Rick formed a new team and created Mirror Napa Valley. Mirror's premium collection of Napa Valley wines has grown from start-up to an established brand. Rick has led this team and continues to run the business, even as his efforts have extended to growing his foundation.

Rick has been married to his wife, Stephanie, since 1994. They have three active sons; Morrison (23), Oliver (21) and Charlie (18).



David Brekke

Business Advisor

David Brekke is a senior at Goodwin law firms technology group where his practice focuses on corporate formations, venture capital financings, mergers and acquisitions, strategic transactions, and corporate governance for clients operating primarily in the renewable energy and sustainability technology spaces. David advises founders, investors, and companies at all stages as they bring technologies that improve our world to the market, to scale and to profitability. Prior to Goodwin David was an associate in the San Francisco office of Wilson Sonsini Goodrich & Rosati. David has a BA in Philosophy and Phycology from Columbia University, NYC where he played four years of football and a graduate of NYU School of Law, Doctor of Law (J.D.).



Allison Kumar

FDA Regulatory Consultant

Allison has 20+ years of regulatory experience, with 10 years at the FDA and over 10 years in the medical device and biotech industry. While at the FDA, Allison provided specialized and strategic direction to academia, industry, and government partners for alignment of novel, innovative medical devise development efforts. Allison has a Biomedical Engineering degree from Virginia Tec, a graduate degree from Georgetown University in Biothreats and Emerging Infectious Disease, and a graduated from the Harvard School of Public Health's National Preparedness Leadership Institute.

Offering Summary

Company	HHITT, Inc.
Corporate Address	1225 4th Street , San Francisco, CA 94158
Offering Minimum	$9,999.51
Offering Maximum	$1,069,999.51
Minimum Investment Amount (per investor)	$249.10

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	18,867
Maximum Number of Shares Offered	2,018,867
Price per Share	$0.53
Pre-Money Valuation	$12,252,466.33

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based

Friends & Family Bonus

Invest in the first 5 days, receive 20% bonus shares

Super-Early Bird Bonus

Invest in the next 5 days, receive 15% bonus shares

Early Bird Bonus

Invest in the first month, receive 10% bonus shares

Amount Based

$500 Tier

Invest $500 and receive 1 year HitCheck subscription for 1 large team (value $159.99)

$1,000 Tier

Invest $1,000 and receive 1 year HitCheck subscription for 2 large teams (value $319.98)

$2,500 Tier

Invest $2,500 and receive 1 year HitCheck subscription 5 large teams (value $499.95)

$5,000 Tier

Invest $5,000 and receive 1 year HitCheck subscription for 1 organization/school with unlimited teams up to 1,500 users (value $3,000)

[Large team = up to 40 users]

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HHITT, Inc. (d/b/a HitCheck) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.53 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $53. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

HitCheck Selected by US Air Force for $1.25 Million Award

6 days ago


U.S. AIR FORCE
APRIL 5, 2022
HITCHECK
SELECTED
$1.25M
U.S. AIR FORCE SMALL BUSINESS INNOVATION RESEARCH CONTRACT

On April 5, 2022, HitCheck was selected by the Department of Defense (DoD) for a **$1.25 Million** award to develop its cognitive assessment aid for the **US Air Force**. The Phase II SBIR (Small Business Innovation Research) contract will be performed with the 59th Medical Wing, San Antonio Military Medical Center, Department of Orthopaedics. The 59th Medical Wing is dedicated to exemplary patient-centered health care with a clear focus on patient safety, ready access, and customer service.

The DoD SBIR program was established by Congress in 1982 to fund research and development (R&D) for small businesses with 500 or fewer employees. Eleven federal agencies participate in the program, including the Department of Defense.

During the 21-month R&D award (contingent on meeting specified milestones), HitCheck will work closely with our Air Force partner on the mission impact for the Air Force and the DoD to provide a deployable, mobile concussion solution to aid in Airmen's concussion recovery and fulfill a high priority medical capability gap to deployed servicemen. The goal of the project is to deploy HitCheck as a telemedicine platform to Airmen to provide remote concussion assessment capabilities.

This is the fourth US Military award for HitCheck, following two previous SBIR Phase I awards and a US Army contract to develop the HHITT Military app for a clinical trial.

Claim your Early-Bird Bonus!

20 days ago


HITCHECK
COGNITIVE ASSESSMENT
10% BONUS
ENDS SOON!

HitCheck launched our equity crowdfunding campaign almost 30 days ago and we are off to a great start. We hit our first milestone of $50,000 committed and will soon be at our next milestone of $100,000 committed!

You have just a few days to be a part of the "early bird" investors. The 10% bonus offer will disappear if you don't invest by Saturday, April 10th.

Hit back at concussions – invest in HitCheck today!


10
HITCHECK
HITS BACK
AT CONCUSSIONS
LEARN MORE HERE

Thanks,

The HitCheck Team

HitCheck Thanks its Team-Sport Participants!

27 days ago

HitCheck thanks its roster of teams that utilize our smartphone cognitive assessment app to manage the treatment of concussions and return-to-play decisions. Since our launch in 2018, HitCheck has signed up 200,000+ subscribers and 5,000+ teams.


HIT
"With all of the obstacles that we're facing health and safety-wise this year and going forward, HitCheck will simplify the process of keeping our athletes screened."
University of Portland
Amy Carroll
Head Athletic Trainer
University of Portland
PORTLAND
10
NORCAL
University of Portland
NEW HAVEN
DePAUL
UMSL
Central College
UAB
PEPPERDINE
Premier
BodyPro

If you know a team that would benefit from the HitCheck app, here is information that you can share with them www.hitcheck.com/faqs.

When you invest in HitCheck receive "free" perks that you can share with your favorite team(s):

$500 – 1-year HitCheck subscription for 1 large team (value $159.99)
$1,000 – 1-year HitCheck subscription for 2 large teams (value $319.98)
$2,500 – 1-year HitCheck subscription 5 large teams (value $499.95)
$5,000 – 1-year HitCheck subscription for 1 organization/school with unlimited teams up to 1,500 users (value $3,000)

Hit back at concussions – invest in HitCheck today!

The HitCheck Team

HitCheck Awarded R&D Contracts from the US Military

about 1 month ago

HitCheck, the patented, FDA-registered cognitive assessment aid, received two Department of Defense Phase I SBIR (Small Business Innovation Research) contracts for the **US Air Force**. One contract is for research and development for the HitCheck cognitive assessment smartphone application to aid in the assessment and management of mild traumatic brain injury (mTBI) in military personnel. The second contract is for research and development of a mobile app that would detect early signs of mild cognitive impairment (MCI) and dementia, including Alzheimer's disease.


HITCHECK
MILITARY
SBIR·STTR
U.S. AIR FORCE
U.S. ARMY

The Phase I SBIR contracts are the basis for two recent Phase II proposal submissions by HitCheck that could provide up to **$2,500,00.00** in funding. Previously, HitCheck received a contract to design, develop and build a prototype cognitive assessment app for the **US Army**. According to the DoD, more than 430,000 service members have been diagnosed with traumatic brain injury (TBI) between 2000-2020.

Thanks to all of you who have invested in HitCheck in the past two weeks!

Reasons to Invest In HitCheck

- The US market consists of **245 million** Americans at significant risk of cognitive impairment including **126 million** sports team members, **20.6 million** military personnel and veterans, and **98 million** Americans ages 55 years and older.
- HitCheck has secured a key partnership with the **NFL Alumni Association** and proudly serves the **US Department of Defense** through contracts and grants awarded by the **Army** and **Air Force**.
- The HitCheck app is **patented** (US Patent #11154227 B2) and is an **FDA-registered Class II Medical Device**.

Thanks!

The HitCheck Team

HitCheck Early-Bird Gets the...15% Bonus Shares!

about 1 month ago


start engine
15%
BONUS SHARES!
HIT

HitCheck has had a great first week on StartEngine! You can still be an Early-Bird Investor and receive **15% bonus shares**. We also offer several perks, including a one-year subscription to HitCheck's cognitive assessment smartphone app to donate to your favorite team(s).

Thanks to all our investors who are helping us revolutionize the way head injuries are detected. This is important since March is **#BrainInjuryAwarenessMonth**. According to the CDC "Brain Injury Awareness Month, recognized each March, provides an important opportunity to bring attention to the prevention of traumatic brain injury (TBI) and to promote strategies to improve the quality of life for persons living with TBI and their families."


U.S.ARMY
U.S. AIR FORCE
HITCHECK

This is especially true for members of the US Military and veterans. HitCheck continues to work with the US Army and Air Force to implement an effective tool to help assess TBIs and concussions. We have been awarded two contracts for HitCheck from the DoD to help solve this serious problem within the military.

We appreciate your investment as we continue to grow and realize our mission of providing "Technology to Protect Your Brain".

Thanks!

The HitCheck Team

Great Start!

about 1 month ago

We launched our **HitCheck** equity crowdfunding campaign on StartEngine on Friday,

March 11 and we are off to a great start!

HitCheck is **revolutionizing** how head injuries are detected with a patented, FDA-registered cognitive assessment aid. Aimed at helping athletes, military personnel, and active individuals, the smartphone app (iOS and Android) enables users to collect comprehensive and objective brain health data over their lifetime. This data can be shared with medical professionals, athletic trainers, and health care providers.

Stats:

- **+245M** Americans are at significant risk of cognitive impairment - **126M** team sports; **20.6** military and veterans; **98M** age 55+
- **$17.9Billion** Sports Technology Market
- **3.8M** Sports-related concussions annually
- **69%** of athletes report playing with concussion symptoms
- **430K** Active-duty TBIs reported since 2000
- **50%** of US Veterans experienced at least 1 head injury during their service

HitCheck has the potential to **help millions** prevent and delay the effects of degenerative brain diseases by providing smartphone technology to screen for signs of cognitive decline, in minutes.

If you have already invested, we appreciate your support!

Do not miss this opportunity to become an early-bird investor in HitCheck with **"Technology to Protect Your Brain"**.

-The HitCheck Team

END OF UPDATES

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Latoya F. 15 days ago

Hi, congrats on your achievements to date and very much needed product.

I've reviewed the form C and have a couple of questions.

1. You mention competitors, it seems your only USP is the mobile app. But you also mention one that's on an ipad, to me that's a mobile assessment. Can you please explain your USP and patent in layman's terms and what can't be copied.

2. Why crowdfund? It seems you've raised $3M+ to date and have an opportunity for over $2.5M in government funds in the future. So, with modest CF traction in the first 30 days, why crowdfund? (I'll note the CF valuation is similar to your $400k private equity round, so no concerns on valuation.)

3.Which leads to my next question of the burn rate. You proved the proof of concept, but revenues are still modest. Per form C, profitablity is not in the near 3-5 years. So what's needed to start to increase revenue month-over'month, or is that not the focus at this time?

Thanks for your time and to your success!

↑ 0 View 1 reply

Sam Z. 17 days ago

Congratulations on the crowdfunding campaign ! Can you help me sort out some confusion I have about this current round of funding ? As of last week, it appears the total funding amount was a little north of $50k. Then about three days ago, it appeared to be a couple thousand dollars and updates to the campaign stated a second round had started. At the time of my posting, is the $63k all from second round investors since just 3 days ago ?

↑ 0 View 1 reply

Ajith Kumar P. SE OWNER 134 INVESTMENTS 25 days ago

Hello Team

SMARTfit is raising money on this platform is good one for collaboration with your company for physical and cognitive rehabilitation.

Thank You

↑ 0 View 1 reply

Lea C. a month ago

Hi, could you give us an estimate of your 2021 revenue? Pease also let us know if you had any significant change in debt in 2021. Thank you!

↑ 0 View 1 reply

Ajith Kumar P. SE OWNER 134 INVESTMENTS a month ago

Hello HitCheck Team

Congratulations for developing a great app. Please help me to understand better about your future business plans.

1. What are future plans, Is this a app or going to be expansion to this and create a business model.
2. Are you going to develop further follow up apps for the people with h/o concussion to screen for post concussion syndromes, long term effects of concussion are ADHD inattention, Depression, mood instability, cognitive dysfunction and some rare cases of movement disorders.
3.Am I investing in a app or in company.
4. what are your monetization plans, currently have any revenue,
5. what is your exit strategy for the investors.

Appreciate your early response, so that investors can get in early and claim their bonus.

All the best

Ajith

↑ 2 View 2 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

There’s a thin line between the thrill of a 40-yard reception and the gut-wrenching hit that silences the crowd.

Concussions are serious, invisible injuries that can cause a lifetime of cognitive trauma or even death, but most organizations still struggle to detect them.

Even with 3.8 million sports-related concussions annually, as much as 69% of athletes return to play with symptoms.

HitCheck, a comprehensive cognitive assessment aid, tracks brain performance over time, giving medical staff and trainers valuable insight into an athlete’s cognitive function. HitCheck is your brain history—following you from youth athlete to active adult.

With 200,000 subscribers, HitCheck delivers a patented, FDA-registered platform to a $17.9 billion dollar market.

With my experience as a collegiate athlete and parent who’s coached youth football for 25 years —and Dr. Benford as an athletic trainer and physician for the San Francisco 49ers and Golden State Warriors—we couldn’t find a practical, affordable screening tool we needed on the field.

So, we built it ourselves.

HitCheck’s video game-like tests provide immediate sideline assessments in under 10 minutes allowing administrators to manage entire leagues from a smartphone—all for the price of a school lunch.

"I’m a huge supporter of HitCheck because a lot of these parents out here are hesitant to let their kids get into a collision sport like football, which can be a dangerous sport. To have something set up like HitCheck, it'll give those parents peace of mind to test their kids coming off of the field.”

Trusted by youth sports organizations, high schools and colleges, and health care institutions across the US.

And with key partnerships with the Army, Air Force, NFL Alumni Association, and academia—

We’re ready to evolve into the preeminent test for everyone interested in potentially deferring degenerative brain diseases.

Let’s hit back at concussions—invest with HitCheck today!

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